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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                            Microfield Graphics, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   59506W 10 4
                                 (CUSIP Number)

             Sheila C. Dayton, Steelcase Inc., 901-44th Street S.E.,
                     Grand Rapids, MI 49508, (616) 246-9467
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                                February 28, 2003
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



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





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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)................

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a).....................................................................|_|
     (b).....................................................................|_|

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3.   SEC Use Only...............................................................

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4.   Source of Funds (See Instructions).........................................

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e).................................................................|_|

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6.   Citizenship or Place of Organization.......................................

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                          7.    Sole Voting Power........................951,445

                          ------------------------------------------------------
Number of                 8.    Shared Voting Power............................0
Shares Bene-
ficially                  ------------------------------------------------------
Owned by Each             9.    Sole Dispositive Power...................951,445
Reporting
Person With:              ------------------------------------------------------
                          10.   Shared Dispositive Power.......................0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person........951,445

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)...........................................................|_|

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13.  Percent of Class Represented by Amount in Row (11)....................11.7%

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14.  Type of Reporting Person (See Instructions)................................

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                                       2

     This Amendment No. 3 is being filed to amend the Schedule 13D filed by Steelcase Inc. on March 30, 1998, as amended on September 10, 1998 and April 16, 1999.

     Item 1. Security and Issuer.

     The title of the class of equity securities to which this statement relates is Common Stock ("Common Stock"), of Microfield Graphics, Inc., an Oregon corporation (the "Company"). The address of the Company's principal executive offices is 1631 NW Thurman, Suite 310, Portland, Oregon 97209.

     Item 2. Identity and Background.

     This statement is being filed by Steelcase Inc. ("Steelcase"), a Michigan corporation. The principal business of Steelcase is the manufacture of office furniture and related products. The principal business and office address of Steelcase is 901-44th Street S.E., Grand Rapids, Michigan 49508.

     Steelcase has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Steelcase has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to the terms of a Stock Purchase and Pledge Agreement, dated as of February 28, 2003, between the Company and Steelcase (the "Agreement"), the Company is purchasing 951,445 shares of Common Stock (the "Shares") from Steelcase for $0.22 per share, or $209,317.90 (the "Purchase Price"). The Purchase Price is payable pursuant to a Promissory Note (the "Note") from the Company in favor of Steelcase. The Note is payble over three years, with equal principal payments due on the first, second and third anniversary of the date of the Note and interest accruing at 12% per annum, due quarterly during the term of the Note. The Purchase Price is subject to adjustment, as further described in the Agreement and the Note. Pursuant to the Agreement, the Purchase Price is secured by a pledge of the Shares in favor of Steelcase.

     The Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference and the Note is attached hereto as Exhibit 2 and is incorporated herein by reference.

     Item 4. Purpose of Transaction.

     Steelcase is selling the Purchased Shares to the Company pursuant to the Agreement because the parties have determined that a continued joint development of products by the Company and Steelcase is no longer economically beneficial to either party. Steelcase, therefore, desires to terminate its investment in the Company and the Company desires to redeem the Shares for use in future transactions with other investors.

     Other than as described above, Steelcase does not have any current plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any material change in the Company's present capitalization or dividend policy, (vi) any other material change in the Company's business or corporate structure,
(vii) any changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above.

     Item 5. Interest in Securities of the Issuer.

     As of February 28, 2003, after the transactions contemplated by the Agreement, the number of shares of Common Stock beneficially owned by Steelcase is 0, and Steelcase ceased to be the beneficial owner of more than 5% of Company Common Stock. Pursuant to the Agreement, Steelcase will retain a security interest in the Shares until the Note is fully paid. Absent an Event of Default (as defined in the Agreement), Steelcase will have no power to vote or dispose of the Shares. Steelcase will, however, retain the registration rights applicable to the Shares, granted pursuant to the Registration Rights Agreement dated March 19,1998, between Steelcase and the Company (the "RR Agreement"), as amended by Amendment No. 1 to Registration Rights Agreement, dated March 25, 1999 ("Amendment No. 1").

     The RR Agreement is attached as Exhibit 4 to Steelcase's Schedule 13D, filed March 31, 1998, and is incorporated herein in its entirety. Amendment No. 1 is attached as Exhibit 3 to Steelcase's Amendment No. 2 to Schedule 13D, filed April 19, 1999, and is incorporated herein in its entirety.

     Other than as disclosed above, no transactions involving Common Stock were effected by Steelcase within the sixty days prior to the date of this Amendment No. 3 to Schedule 13D.

     No person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by Steelcase.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Agreement, Steelcase has retained a security interest in the Shares until the Note is paid in full. Absent an Event of Default (as defined in the Agreement), Steelcase will have no power to vote or dispose of the Shares. Steelcase will, however, retain the registration rights applicable to the Shares, granted pursuant to RR Agreement, as amended by Amendment No. 1. The RR Agreement provides that upon request by Steelcase, the Company will effect, subject to certain limitations, the registration under the Securities Act of 1933, as amended, of the Shares. The RR Agreement is more fully described under Item 4 to Amendment No. 2 to Schedule 13D, filed April 19, 1999.

     Item 7. Material to be Filed as Exhibits.

     The following exhibits are filed with this Statement:

     1. Stock Purchase and Pledge Agreement, dated February 28, 2003, between Microfield Graphics, Inc. and Steelcase Inc.

     2. Promissory Note, dated February 28, 2003, from Microfield Graphics, Inc., in favor of Steelcase Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2003                         STEELCASE INC.

                                             By:    /s/  James P. Keane
                                                    ---------------------------
                                                    Senior Vice President,
                                                    Chief Financial Officer


                                  Exhibit Index

Exhibit      Description

1. Stock Purchase and Pledge Agreement, dated as of February 28, 2003, between Microfield Graphics, Inc. and Steelcase Inc.

2. Promissory Note, dated February 28, 2003, given by Microfield Graphics, Inc., in favor of Steelcase Inc.



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